Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Overview

Bit Brother Limited (formerly known as Urban Tea, Inc., Delta Technology Holdings Ltd, and prior to that as CIS Acquisition Ltd.) was incorporated in the British Virgin Islands as a company with limited liability on November 28, 2011. We have become a retailer and distributor of specialty tea products in China (also referred to as “PRC”) since November 2018, and have fully completed the disposition of our fine and specialty chemical manufacturing business in April 2019.

Our business currently consists of the distribution and retail of specialty tea products. We have recently decided to start operations in the business of blockchain technology and cryptocurrency mining. Our blockchain technology and cryptocurrency mining business shall be conducted through Hunan BTB, a VIE controlled by us through VIE agreements. Hunan BTB’s operations shall consist of conducting research and development of cryptocurrency mining distribution and setup of mining farms, a digital currency wallet, the integrated operation and management of supercomputer servers, and payment center as well as financial services, targeting both individual and institutional users based on blockchain technology.

On August 4, 2022, the Company entered into share purchase agreement with Guangzhou Baogu Trading Co., Ltd. (“Guangzhou Baogu”) and sold 51% of the issued and outstanding shares of Hunan 39 Pu Tea Co., Ltd. (“39Pu”), which is controlled by the Company through a series of contractual agreements, to Guangzhou Baogu in exchange for cash consideration of RMB 8 million.

On December 23, 2022, the Company filed a Registration Statement under Securities Act of 1933 with the Securities and Exchange Commission for the resale by the selling shareholders of 93,401 ordinary shares, no par value, underlying certain warrants, and the resale by certain selling shareholders of 11,334 Class A ordinary shares. Each of the warrants is exercisable for one ordinary share at an exercise price of $54 per share.

Recent Developments

Registered Direct Offering

On January 18, 2023, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 1,569,444 of its Class A ordinary shares and warrants to purchase 2,354,166 Ordinary Shares in a registered direct offering for gross proceeds of approximately $7.1 million. The Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $4.50. The purchase price for each Ordinary Share and the corresponding Warrant is $4.50. The Company intends to use the net proceeds from the Offering for research and development & commercialization of blockchain software, acquiring crypto-currency mining and for working capital and general corporate purposes. The Offering closed on January 20, 2023.

On January 25, 2023, the Company entered into certain Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back warrants held by the Sellers with the right to purchase an aggregate of 10,549,000 ordinary shares, no par value, of the Company, with an exercise price of $1.50 per Ordinary Share and an expiration date of July 20, 2026, and warrants with the right to purchase an aggregate of 5,549,000 Ordinary Shares, with an exercise price of $3.60 per Ordinary Share and an expiration date of October 30, 2026. The Warrants were sold to these Sellers in previous transactions that closed on July 20, 2021 and April 30, 2021. The purchase price for each Warrant is $0.40.

Cryptocurrency Mining Hardware Purchase Agreement

On December 22, 2022, Bit Brother New York Inc. (“BTB NY”) entered into a purchase and sale agreement (the “Purchase Agreement”) with Grand Flourish Inc. (the “Seller”), pursuant to which BTB NY agreed to purchase, and the Seller agreed to supply to BTB NY, certain cryptocurrency mining hardware and other equipment from time to time, in each case, pursuant to an order to be placed by BTB NY and confirmed by the Seller according to the terms provided in the Purchase Agreement. On the same day, BTB NY purchased 1,400 S19J Pro cryptocurrency mining servers for an aggregate purchase price of US$2,329,600.

1 for 15 Reverse Split

On December 15, 2022, the Company effected a 1 for 15 reverse split of its Class A ordinary shares. Upon the effectiveness of the reverse share split, the shareholders of the Company received one new Class A ordinary share of the Company for every fifteen shares the held. Any fractional shares that resulted because of the reverse share split were rounded up to the nearest whole share.

Energy Service Agreement

On December 13, 2022, BTB NY entered into a retail power sales agreement (the “Energy Service Agreement”) with Pumpjack Power, LLC, for the supply of electrical energy to BTB NY to operate its facilities in the Texas ERCOT region. The parties may, but are not obligated to, enter into one or more Energy Transactions (“Energy Transactions”) for the purchase and sale of electricity (“Energy”) subject to the Energy Service Agreement. Each Energy Transaction shall identify service delivery point(s) that require Energy and the quantity of Energy to be purchased.

Asset Purchase

On December 13, 2022, BTB NY and Bolt Mining, LLC (“Bolt Mining”), a Delaware limited liability company engaged in the business of providing cryptocurrency mining equipment and infrastructure (the “Business”) entered into an asset purchase agreement, pursuant to which BTB NY purchased certain identified assets and liabilities of the Business from the Bolt Mining for a total purchase price of $2,100,000.

Site Lease

On December 13, 2022, BTB NY, as a subtenant entered into a site sublease (the “Site Lease”) with Bolt Mining as a sublessor and Acme Commercial Properties LLC for the sublease of approximately 3,000 square feet of space located at 1968 N Access Rd, Clyde, TX 79510, having a 47-month term beginning on January 13, 2023. Pursuant to the assets purchase agreement, the Site shall have the capability of running 6 MW of electrical power, and the power shall be at a fixed power block price not to exceed an average of $50.00 per MWh exclusive of adders, TDSP pass-through charges, taxes and assessments.

Disposition of 39Pu

On August 3, 2022, the Company and Guangzhou Baogu entered into share purchase agreement. Guangzhou Baogu agreed to purchase 51% of the issued and outstanding shares of 39Pu, which is controlled by the Company through a series of contractual agreements, in exchange for cash consideration of RMB 8 million. The disposition closed on August 4, 2022.

Amendment to the Company’s Authorized Share Capital

On February 14, 2022, the shareholders of the Company approved the amendment of the Company’s authorized share capital from an unlimited number of ordinary shares with no par value and 5,000,000 preferred shares with a par value of US$0.0001, to an unlimited number of Class A ordinary shares with no par value, 200,000,000 Class B ordinary shares with no par value and 5,000,000 preferred shares (the “Amendment to the Authorized Share Capital”), by (i) the conversion of each issued and outstanding ordinary share into a Class A ordinary share; (ii) the re-designation of each authorized and unissued ordinary share as a Class A ordinary share; (iii) the creation of 200,000,000 Class B ordinary shares.

Key Factors Affecting Our Financial Performance

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

Results Of Operations

	For the Years Ended December 31,		Change
	2022	2021	Amount	%
Revenue	$633,192	$1,304,789	$(671,597)	(51.5)%
Cost of revenues	(367,979)	(1,008,334)	640,355	(63.5)%
Gross profit	265,213	296,455	(31,242)	(10.5)%

Operating expenses
General and administrative expenses	(7,706,476)	(4,809,370)	(2,897,106)	60.2%
Total operating expenses	(7,706,476)	(4,809,370)	(2,897,106)	60.2%

Other income (expenses), net
Interest income	294,156	436,330	(142,174)	(32.6)%
Change in fair value of warrants	-	65,576	(65,576)	(100.0)%
Equity investment income (loss)	6,603	(195,454)	202,057	(103.4)%
Other income	(24,559)	(496,160)	471,601	(95.1)%
Total other income (expenses), net	276,200	(189,708)	465,908	(245.6)%

Net loss from continuing operations before income taxes	(7,165,063)	(4,702,623)	(2,462,440)	52.4%
Income tax expenses	-	(187)	187	(100.0)%
Net loss from continuing operations	(7,165,063)	(4,702,810)	(2,462,253)	52.4%

Loss from discontinued operations	(194,909)	-	(194,909)	100.0%
Gain on disposal of discontinued operations	3,499,851	-	3,499,851	100.0%
Net loss	(3,860,121)	(4,702,810)	842,689	(17.9)%

Less: Net loss attributable to NCI	147,249	1,285,431	(1,138,182)	(88.5)%
Net loss attributable to BIT BROTHER LTD’s shareholders	$(3,712,872)	$(3,417,379)	$(295,493)	8.6%

Revenues

Revenues decreased by 51.5% to US$0.63 million from US$1.30 million for the same period of last year. It was mainly attributable to the disposition of 39Pu in August 2022, one of the important business segments of the Company.

Cost of revenues

The cost of revenues is comprised of material costs of tea beverage drinks, light meals and other products. For the year ended December 31, 2022, our cost of revenues decreased by 63.5% to US$0.37 million from US$1.01 million of the previous period. It was in line with the decrease of revenues.

General and administrative expenses

General and administrative expenses mainly comprised of employee salary and welfare expenses, retail store and office rental expenses, share-based compensation expenses, professional consulting service fees and travel expenses. It increased by 60.2% from $4.81 million for the year ended December 31, 2021 to $7.71 million for the year ended December 31, 2022, representing an increase of $2.90 million mainly attributable to stock incentive expenses.

Interest income

Interest income decreased by 32.6% to US$0.29 million from US$0.44 million for the same period of last year primarily due to the following reason: During the year ended December 2022, the Company entered into certain loan agreements in $28.8 million with the fixed interest rates ranging between 1% and 2.64% per annum. During the year ended December 31, 2021, the Company released the loan in $12.5 million with interest rates 6.7% per annum

Share of equity investees

For the year ended December 31, 2022, equity investment income was $6,603 while there was investment loss in $195,454 for the same period of last year.

The Company made investment of $1,137,179 in Hunan Liangxi Cultural Media Co., Ltd. (“Liangxi”), over which the Company owned 49% equity interest. The Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, the Company accounted for the investments using equity method. Liangxi incurred net income of $13,476 for the years ended June 30, 2022，and the Company recorded share of equity income of $6,603 in Liangxi.

In October 2020, Hunan Ming Yun Tang Brand Management Co., Ltd.(“Hunan MYT”) acquired 51% equity interest in each of Chuangyeying Brand Management Co., Ltd. (“CYY”) and Store Master Food Trading Co., Ltd. (“Store Master”) in cash consideration of $376,462 and $681,252, respectively. In addition, the existing shareholders of CYY and Store Master will be rewarded additional incentives if certain performance targets were met. The Company did not accrue contingent consideration for the acquisition as the Company did not expect such perform targets would be met.Pursuant to the articles of association of these equity investees, the operating and financing activities shall be unanimously approved by the Company and other shareholders, thus the Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, the Company accounted for the investments using equity method.

On January 1, 2022, Hunan MYT and other shareholders of CYY and Store Master approved a resolution, pursuant to which shareholders will vote on their shares, and other shareholders of CYY and Store Master will no longer have veto rights. According to ASC 805-30-55-11, Hunan MYT obtained control over both CYY and Store Master, and account for transaction as business combination using acquisition method. CYY and Store Master incurred net loss of $383,244 for the years ended December 31, 2021, and the Company recorded share of equity loss of $195,454 for the two companies.

Income tax expenses

For the years ended December 31, 2022, we did not incur current income tax expenses or deferred income tax expenses because we and our subsidiaries and the VIEs were subject to operating losses during the relevant periods.For the years ended December 31, 2021, the current income tax expenses is $187 with the result from 39Pu operating income.

Loss from discontinued operations

Loss from discontinued operations were $0.19 million mainly attributable to the disposal of 39Pu on August 4, 2022.

Gain on disposal of discontinued operations

Due to the disposal of 39Pu, it incurred gain in $3.50 million.

Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, private placements, and public offerings of securities. As of December 31, 2022 and 2021, we had cash of $4.02 million and $22.40 million, respectively, from our continuing operations.

On January 18, 2023, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors, pursuant to which the Company agreed to sell 1,569,444 of its Class A ordinary shares and warrants to purchase 2,354,166 Ordinary Shares in a registered direct offering for gross proceeds of approximately $7.1 million. The warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $4.50. The purchase price for each ordinary share and the corresponding warrant is $4.50.

Statement of Cash Flows

	For the Six Months Ended December 31,
	2022	2021
Net cash used in operating activities	$(3,201,868)	$(3,819,786)
Net cash used in investing activities	(6,253,367)	(71,933,386)
Net cash provided by financing activities	-	7,5156,124
Effect of exchange rate changes on cash	443,592	1,843,242
(Decrease)/Increase in cash	$(9,011,643)	$1,246,194

Net cash used in operating activities

For the six months ended December 31, 2022, net cash used in operating activities was $3.20 million, mainly derived from our net loss of $3.86 million, adjusted by discontinued operations income of 3.30 million and Share-based compensation of 4.37 million.

For the six months ended December 31, 2021, net cash used in operating activities was $3.82 million. This was mainly attributable to our net loss of $4.70 million, adjusted by depreciation and amortization expenses of $0.44 million and decrease of inventories of $0.54 million.

Net cash used in investing activities

For the six months ended December 31, 2022, net cash used in investing activities was $6.25 million. This was mainly attributable to purchase of property and equipment aggregating $9.91million, partially offset by collection of loans of $4.43 million from a third party.

For the six months ended December 31, 2021, net cash used in investing activities was $71.93 million. This was primarily attributable to loans of $23.30 million made to certain third parties, purchase of property and equipment aggregating $0.76 million, payment of deposits in mining equipment of $59.92 million, partially offset by collection of loans of $12.63 million from a third party.

Net cash provided by financing activities

For the six months ended December 31, 2022, there were no financial activities.

For the six months ended December 31, 2021, net cash provided by financing activities was $75,156,124, among which $20,810,000 was raised in one registered direct offering, $47,671,124 was raised in certain private placements, and $6,675,000 was raised from exercise of warrants by warrant holders.

Exchange Rate

This report contains translations of certain RMB amounts into U.S. dollars (“USD”, “US$”, or $)  at specified rates solely for the convenience of the reader. Unless otherwise stated, spot and average rate for all translations from RMB to USD were RMB6.9646 and RMB6.9531 to US$1.00, which are effect on December 31, 2022 in the release of the Central Bank of China. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

OFF BALANCE SHEET ARRANGEMENTS

As of December 31, 2022, there were no off-balance sheet arrangements.

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